SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; OTC: BRKMY; LATIBEX: XBRK), in connection with the Notice to the Market dated July 10, 2018, hereby informs its shareholders and the market that negotiations with the Office of the Federal Controller General (CGU) and the Office of the Attorney General (AGU) have been concluded and that its Board of Directors today approved the signing of a leniency agreement (“CGU/AGU Agreement”).

The AGU/AGU Agreement encompasses the same facts that are the subject of the Global Settlement entered into in December 2016 with the Brazilian Federal Prosecution Office (MPF), the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC), and the Swiss Office of the Attorney General and provides for an additional disbursement of approximately R$410 million associated with the calculations and parameters adopted by CGU/AGU, in accordance with the payment schedule and the amount of the global payment stipulated in the specific appendix of CGU/ AGU Agreement. Said amount will be paid in two installments, in years 2024 and 2025, adjusted by the SELIC rate. The company currently is awaiting ratification by the Judge of the 13th Federal Court of Curitiba of the allocation of amounts to the organizations affected before signing the CGU/AGU Agreement.

São Paulo, May 27, 2019.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.